

07007561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33949

SEC MAIL PROCESSING SECTION
MAY 30 2007
WASH. D.C. 165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kinsell, Newcomb & De Dios, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2776 Gateway Road
(No. and Street)

Carlsbad	CA	92009
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
H. Ray Bishop
858-793-5900

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, A Professional Corp
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Ray Bishop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kinsell, Newcomb & De Dios, Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ELIZABETH M. LAISTER
COMM. # 1710273
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

x (a) Facing Page.
x (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x (g) Computation of Net Capital.
x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
x (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Kinsell, Newcomb & De Dios, Inc.
March 31, 2007

PKF

Kinsell, Newcomb & De Dios, Inc.
March 31, 2007

TABLE OF CONTENTS



Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

Report of Independent Auditors'

The Board of Directors and Stockholders
Kinsell, Newcomb & De Dios, Inc.
Carlsbad, California

We have audited the accompanying statement of financial condition of Kinsell, Newcomb & De Dios, Inc. as of March 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Kinsell, Newcomb & De Dios, Inc. as of March 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the statement of financial condition taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

PKF

San Diego, California
May 22, 2007

PKF
Certified Public Accountants
A Professional Corporation

Kinsell, Newcomb & De Dios, Inc.
STATEMENT OF FINANCIAL CONDITION
March 31, 2007

ASSETS

Cash and cash equivalents	$	1,939,401
Securities		715,032
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $340,160		126,810
Deposits		11,949
Advances to related parties		161,531
Prepaid expenses		29,080
Total assets	$	2,983,803

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	2,002,226
Liabilities subordinated to claims of general creditors		125,000
Total liabilities		2,127,226
Commitments (Note 8)		
Stockholders' equity:		
Common stock, no par value;		
Authorized shares - 100,000		
Outstanding shares - 14,800		370,687
Retained earnings		485,890
Total stockholders' equity		856,577
Total liabilities and stockholders' equity	$	2,983,803

The accompanying notes are an integral part of the statement of financial condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kinsell, Newcomb & De Dios, Inc., (the "Company"), was incorporated in California on March 22, 1985. The Company provides investment banking, underwriting, consulting and financial advisory services for public corporations which are issuers of municipal securities. The Company does not carry customer accounts or hold securities for the accounts of customers. The Company trades securities for its own account through other full-service brokerage firms. The Company is a member of the National Association of Securities Dealers, Inc.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its bank accounts at two financial institutions located in California. The accounts at each of these banks are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At March 31, 2007, the Company's uninsured cash balances at one of the institutions totaled $298,220. The balance at the second institution falls below the $100,000 limitation and thus is fully insured. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financially stable institutions.

The Company maintains it's clearing accounts at one financial institution located in Texas. The accounts at this institution are insured by the Securities Investors Protection Corporation (SIPC) up to $100,000. At March 31, 2007, the Company's uninsured cash balances at this institution totaled $1,346,757. The Company has not experienced any losses in the accounts and management believes it places its cash on deposit with financially stable institutions.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years, or the life of the lease if shorter. Depreciation for the year ended March 31, 2007 was $66,288. General repairs and maintenance costs are expensed as incurred.

Deposits

Included in deposits are lease, electricity and federal and state income tax deposits.

Revenue Recognition

Underwriting fee income and related expenses are recorded upon the closing of a securities offering in which the Company acts as underwriter. Gain on the sale of call rights and related expenses are recorded upon the closing of the call right transaction. Other brokerage fees are recorded at the time of closing of transactions for services performed as investment bankers on municipal offerings.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

401(k) Plan

On January 1, 1999, the Company instituted a 401(k) plan (the "Plan") in which employees may participate if they are 21 years or older and after they have been employed one full year with a minimum 1,000 hours of actual service performed. An employee may contribute up to the maximum allowed by IRS regulations. The Company makes a safe harbor match of 100% of employees' contributions up to 5% of annual salary, subject to limits established annually by the IRS, and is vested immediately. The Company amended the Plan effective January 1, 2002 to include a Profit Sharing provision, whereby at management's discretion, a profit sharing contribution will be allocated among eligible participants where the amounts vest 20% per year, with an individual being fully vested after five years. To participate in the profit sharing distribution, an employee must complete one year of service and be actively employed on the last day of the Plan year.

Equity Participation Plan

On June 6, 2002, the Company adopted an Equity Participation Plan (the "Equity Plan") whereby the Company would provide Incentive Compensation Units ("Units") and other incentives to certain employees. Under the Equity Plan, employees may be granted Units up to a 15% aggregate of the issued and outstanding shares of common stock of the Company. These granted Units vest 20% per year and the individual is fully vested after five years. Early vesting is provided for five or more years of service. Terminating employees are eligible for disbursement of Units in the participant's account, within the terms of the Equity Plan. During the year ended March 31, 2007, a 1% grant was made to one employee, for a total of 5% issued.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

Nature of Business

Changes in the national and regional economic climates, changes in business relationships with its primary source of revenues, other laws and regulations, the costs of compliance with current and future laws, unusual occurrences and other factors beyond the control of the Company may adversely affect its future revenues.

NOTE 2 - NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is required under the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15-to-1. The basic concept of the rule is liquidity; its objective being to require a broker or dealer to have at all times sufficient liquid assets to cover its current indebtedness. At March 31, 2007, the Company had net capital, as defined, of $588,291, which is $488,291 more than the required minimum capital, and a ratio of aggregate indebtedness to net capital of 2.21 to 1.

NOTE 3 - ADVANCES TO RELATED PARTIES

During the year ended March 31, 2003, the Company advanced $100,000 to a related party through a note. This note bears interest at 6%, and is payable in $20,000 annual payments plus accrued interest. During each of the years ended March 2003 through 2007, the Company forgave $20,000 plus accrued interest. At March 31, 2007 this note had been fully forgiven.

As of March 31, 2007, the Company advanced two employees a total $64,200. There is no formal written agreement between the Company and each employee and no interest is being charged to these employees. Management believes these receivables are collectable as of March 31, 2007.

The Company has advanced approximately $97,000 to KND Holdings associated with the accrual of income taxes.

NOTE 4 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of March 31, 2007, were as follows:

Accounts payable and accrued liabilities	$	980,196
Income taxes		213,000
Payables to clearing broker dealer		722,941
	$	1,916,137

NOTE 5 – SECURITIES

At March 31, 2007, the Company had purchased municipal bonds through its clearing agent in the amount of $722,940 with a fair market value of $699,264. The Company accounts for these investments as tradable securities and has recognized $23,676 in unrealized trading losses. Included in the balance at March 31, 2007 is $15,768 of accrued interest on the above securities.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated liabilities at March 31, 2007 are as follows:

Note payable to Laverne Punke, related party Maturity date - March 31, 2008	$	125,000
Interest paid on related party note	$	10,000

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers. The subordinated liability is added to stockholders' equity and excluded from aggregate indebtedness in computing net capital under Rule 15c3-1 of the Securities Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 7- INCOME TAXES

The Company accounts for its income taxes under SFAS 109 which uses an asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The principal temporary differences in the recognition of income and expense for tax and financial reporting purposes arise from the use of accelerated cost recovery for tax purposes.

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

Deferred tax assets:		
Other	$	71,300
Deferred tax liabilities:		
Depreciation		22,100
Deferred tax assets		93,400
Valuation allowance deferred tax assets		(93,400)
Net deferred tax assets	$	-

NOTE 7- INCOME TAXES (Continued)

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. A valuation allowance is recorded when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance. The valuation allowance decreased by $86,500 from March 31, 2006. At March 31, 2007, the Company had no federal or California tax net operating loss carryforwards.

The effective tax rate varied from the federal statutory rate of 34% for the year ended March 31, 2007 primarily as a result of non deductible meal and entertainment expenses, non-taxable interest income and the valuation allowance.

The Company is a party to a tax sharing agreement with its parent KND Holdings, Inc. and together files a consolidated tax return. The income tax provision at March 31, 2007 is based on the amounts the Company would have paid as if a separate return were filed. Accordingly, the Company has accrued a receivable from its parent for the amount of tax related to the net operating losses of the Company, which were utilized by KND Holdings, Inc.

NOTE 8 - COMMITMENTS

The Company leased office space under an operating lease which expired February 28, 2007, at which time the lease was renewed on a month to month basis. Rent expense totaled for the year ended March 31, 2007.

At March 31, 2007, the Company was not subject to any operating or capital lease obligations outside of the aforementioned month to month agreement.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company has paid operating expenses on behalf of certain related entities in the amount of $3,793,161. These expenses are not expected to be collected from the related entities and have been included in operating expenses.

NOTE 10 – SUBSEQUENT EVENT

In May, 2007, the Company relocated the corporate office to Carlsbad, CA and has entered into a new month to month lease agreement with monthly rent payments of $18,624.

SUPPLEMENTAL INFORMATION

Kinsell, Newcomb & De Dios, Inc.
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2007

NET CAPITAL		
Total stockholders' equity	$	856,577
Subordinated liabilities		125,000
		981,577
Deductions:		
Accounts receivable		808
Accrued interest		15,768
Furniture, equipment and leasehold improvements, net		126,810
Deposits		11,949
Employee advances		64,200
Prepaids		29,080
Due from parent		96,523
Other		100
Total deductions		345,238
Net capital before haircuts on securities positions		636,339
Haircuts on securities		48,048
Net capital		588,291
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT, minimum net capital required (6-2/3% of aggregate indebtedness or $100,000, whichever is greater)		100,000
EXCESS NET CAPITAL	$	488,291
AGGREGATE INDEBTEDNESS		
Total liabilities excluding subordinated loans and liabilities secured by assets	$	1,302,962
Total aggregate indebtedness	$	1,302,962
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.21 to 1

Note: There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA as of March 31, 2007.

Kinsell, Newcomb & De Dios, Inc.
SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2007

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Kinsell, Newcomb & De Dios, Inc.
SCHEDULE III
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2007

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2) (ii) exemptive provisions.



Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

Report of Independent Auditors' on Internal Accounting
Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Kinsell, Newcomb & De Dios, Inc.
Carlsbad, California

In planning and performing our audit of the statement of financial condition of Kinsell, Newcomb & De Dios, Inc. (the "Company") as of March 31, 2007, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures as of March 31, 2007) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and (ii) in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company, (i) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audit of the statement of financial condition of the Company as of March 31, 2007, and this report does not affect our report thereon dated May 22, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the SEC's objectives.

At March 31, 2007, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3 and no facts came to our attention during the audit indicating that such conditions had not been complied with as of March 31, 2007.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used for any other purpose.

PKF

San Diego, California
May 22, 2007

PKF
Certified Public Accountants
A Professional Corporation

END